Exhibit 21.1

CXApp Inc.

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation
CXApp Holding Corp.	State of Delaware
Design Reactor, Inc.	State of California
Inpixon Canada, Inc.	British Columbia, Canada
Inpixon Philippines, Inc.	Philippines